1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066

February 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC  20549

Attn:  Geoffrey Kruczek, Senior Attorney

Re:	Viking Systems, Inc. Form S-1 File No. 333-164374

Dear Mr. Kruczek:

I am securities counsel for Viking Systems, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form S-1, File No. 333-164374, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 29, 2010.

Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Executive Compensation, page 26

Comment 1.
Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year.  Ensure that the remainder of your document includes current disclosure.  We note, for example, the reference to the “fiscal year ended December 30, 2008” in the last section on page 25.

Response 1.	The Company has complied with the Staff’s comment.

Comment 2.	Refer to note 4. Tell us the authority on which you relied to register a transaction under the Securities Act “in this annual report on Form 10-K.”

Response 2.	Please be advised that the Company has deleted the reference to “this annual report on Form 10-K” and included a reference to “registration statement.”

  Security Ownership…, page 29

Comment 3.
Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by Midsummer Investment.  Note 5 appears to only identify those who share dispositive power, but not those who have or share voting power.

Response 3.	The Company has complied with the comment.

Experts, page 31

Comment 4.	With a view toward disclosure, tell us in what section you have disclosed the “December 31, 2009 financial statements” mentioned here.

Response 4.
Please be advised that the Company has deleted the previously incorrect reference to December 31, 2009 financial statements and replaced this with a reference to the December 31, 2007 financial statements.

Undertakings, page 66

Comment 5.	Please revise to include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and (a)(6).

Response 5.	The Company has revised the Registration Statement to include the Undertakings required by Regulation S-K Item 512(a)(5)(ii) and (a)(6).

Signatures

Comment 6.
Your registration statement must be signed by your controller or principal accounting officer, and any person who signs the form in more than one capacity must indicate each capacity in which he signs the form.  Please revise the signatures below the second paragraph of text on this page.  Refer to Instructions 1 and 2 on Form S-1, Signatures.

Response 6.	The Company has revised the Signatures page to indicate our principal accounting officer.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards, /s/ Amy M. Trombly Amy M. Trombly